CALL-NET ENTERPRISES INC.

Dear Call-Net Enterprises Inc. shareholder:

      A special meeting of Call-Net Enterprises Inc. (“Call-Net”) shareholders has been called to consider a special resolution with respect to the arrangement (the “Arrangement”) involving the acquisition by Rogers Communications Inc. (“RCI”) of all of the outstanding Common and Class B shares of Call-Net. The special meeting will be held at the Hilton Toronto (Toronto III Room), 145 Richmond Street West, Toronto, Ontario on Wednesday, June 29, 2005 at 11:00 a.m. (Toronto Time).

      Under the Arrangement, you will receive one (1) Class B Non-Voting Share of RCI for every 4.25 Call-Net shares you hold.

      The Board of Directors has determined that the Arrangement is fair to Call-Net’s shareholders and unanimously recommends that shareholders vote in favour of the Arrangement.

      If you have not already returned your Voting Form, a duplicate one is enclosed for your use. Remember that you can vote by calling the toll-free telephone number indicated on your Voting Form or through the internet at www.proxyvote.com.

      For assistance in voting your shares or if you require additional copies of the notice of meeting and information circular, please do not hesitate to contact Georgeson Shareholder at the number below. Copies of these materials may also be obtained on SEDAR at www.sedar.com or the SEC at www.sec.gov.

Toll Free Number:

1-888-253-0937